Ronald S. Tucker

Attorney at Law
1623 Tradewinds Lane
Newport Beach, CA 92660
(949) 232-7694
Fax: (949) 548-7005

February 2, 2017

Katelyn Donovan
Michael R. Clampitt
Securities Exchange Commission
450 5th Street, N. W.
Judiciary Plaza
Washington, D.C. 20549

> RE: Tensleep Financial Corporation
>   Registration Statement on Form 1-A
>   Filed November 30, 2016
>   File Number: 024-10648

Dear Ms Donovan and Mr. Clampitt:

Enclosed please find my Second Amended Form 1-A.

In response to the comments letter dated February 1, 2017, please be find my response to each Item as follows:

Cover Page

1. Please refer to our previous comment numbered 2. Rule 251(a) requires you to qualify the units, the warrants, the common stock in the units, and the common stock underlying the warrants. In this regard, please revise Part I to indicate the offering amount as being $2,100,000, calculated as follows: $500,000 for the units, and $1,600,000 for the 8,000,000 shares underlying the warrants at the maximum exercise price of $.20 per warrants.

> Part 1, of Form 1-A , is revised as requested.

2. In addition, the Cover Page of the Offering Circular should disclose the following: at the top, an Offering of $2,100,000, and at the bottom, in the Table, the units first, 20,000 units; the common stock in the units second, 2,000,000 shares; the warrants third, 8,000,000 warrants; and, the common stock underlying the warrants last, 8,000,000 shares. Furthermore, please revise the other columns in the Table to reflect the proceeds to the Company including the maximum, $500,000 for the units and $1,600,000 for the common stock underlying the warrant exercises. The common stock in the units and the warrants should reflect N/A for the proceeds.

> The top of the Cover page of the Offering Circular now shows the Offering of $2,800,000 and the table on the Cover Page has been revised as requested.

3. Please delete references to commissions. Please also remove references to the use of Brokers and Dealers in connection with the sale of your offering to clarify that the Company will be conducting this offering on a best efforts basis. In the alternative, should the Company elect to engage the services of Brokers and Dealers, disclose the names of the selling agents and the corresponding compensation arrangements in a pre-or post-qualification amendment.

      a. The last paragraph of section *PLAN OF DISTRIBUTION,* subsection Offering Units has been deleted from page 14.

      b. The subsection title "Marketing Arrangement" and its first paragraph are deleted from page 14.

      c. The second paragraph in subsection "Payment of Subscriptions" is deleted from page 15.

Signature Page

4. Revise the Titles at the bottom of the Signature page to indicate the "Principal" Executive Officer, "Principal" Financial Officer and "Principal" Accounting Officer. Please refer to Part III of Form 1-A for guidance.

      The Titles at the bottom of the Signature page are revised as requested.

Sincerely,

Ronald S. Tucker